UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

Report on Form 6-K dated May 13, 2026

(Commission File No. 1-13202)

Nokia Corporation

Karakaari 7

FI-02610 Espoo

Finland

(Translation of the registrant’s name into English and address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: ☒	Form 40-F: ☐

Enclosures:

•	Nokia appoints Emma Falck as President of Mobile Infrastructure and member of the Group Leadership Team

Wednesday, May 13, 2026

Nokia Corporation
Stock Exchange Release
13.05.2026 at 09:00 EEST

Nokia appoints Emma Falck as President of Mobile Infrastructure and member of the Group Leadership Team

Espoo, Finland – Nokia today announced the appointment of Emma Falck as President of Mobile Infrastructure and member of the Nokia Group Leadership Team, effective 1 September 2026.

Falck brings extensive experience leading transformation and improving performance in complex global technology businesses. She joins Nokia from Siemens, where she serves as Executive Vice President, Products, Smart Infrastructure Buildings, leading a global organization across product management and development, and supply chain. At Siemens, she held senior strategy roles and led technology organizations building automation, software and connected devices. Earlier in her career, she was a Partner and Managing Director at Boston Consulting Group and held senior leadership roles at KONE. She holds a PhD in Computational Physics from Aalto University.

“I’m delighted to welcome Emma to Team Nokia. As AI moves toward physical AI, networks need to become AI-native by design for both 5G Advanced and 6G.

Our focus in Mobile Infrastructure is clear: To help our customers succeed by building a software-led infrastructure business that leverages open interfaces, standards, and a rich partner ecosystem to accelerate innovation.

Emma brings broad transformation experience, operational leadership and a fresh perspective from global businesses that use technology to enable automation. She is the right leader to take MI into this new chapter,” said Justin Hotard, President and CEO of Nokia.

“I’m excited to join Nokia at a pivotal moment for our customers and the industry. As networks evolve to support new AI-driven demands, customers need partners who can deliver with speed and predictability, and turn technology roadmaps into real-world performance.

Mobile Infrastructure’s breadth across core software, radio networks and technology standards is a solid foundation. I look forward to working with the team to strengthen our execution, embed AI into our development and delivery processes, and bring the next wave of innovation to our customers,” said Falck.

Falck will be based in Espoo, Finland and report to Nokia’s President and Chief Executive Officer, Justin Hotard.

Additional background information on all current members of the Group Leadership Team can be found at: www.nokia.com/en_int/investors/corporate-governance/group-leadership-team.

Confidential	© 2026 Nokia

Wednesday, May 13, 2026

Emma Falck, CV

Born: 1977
Nationality: Finnish

Education

•	Doctor of Science in Technology, Department of Engineering Physics and Mathematics, Aalto University
•	Master of Science in Technology, Department of Engineering Physics and Mathematics, Aalto University

Experience

10/2024– Siemens

•	Executive Vice President, Products, Smart Infrastructure Buildings

04/2023–09/2024 Siemens

•	Senior Vice President and Head of Connected Devices business segment, Smart Infrastructure

09/2020–03/2023 Siemens

•	Head of Strategy, Smart Infrastructure

05/2017–08/2020 Boston Consulting Group

•	Managing Director and Partner

09/2014–04/2017 KONE

•	Vice President, Greater China Area New Equipment Business and China Frontline Product Strategy and Marketing

04/2012–08/2014 KONE

•	Director, Strategy Development

03/2007–04/2012 Boston Consulting Group

•	Principal
•	Project Leader
•	Associate
•	Consultant

09/2005–02/2007 Beckman Institute for Advanced Science and Technology, University of Illinois at Urbana-Champaign

•	Postdoctoral Fellow

09/2000–08/2005 Aalto University

•	PhD Student and Postdoctoral Researcher

Confidential	© 2026 Nokia

Wednesday, May 13, 2026

Emma Falck image: emmafalck-2.jpg (4464×2976)

About Nokia

Nokia is a global leader in connectivity for the AI era. With expertise across fixed, mobile, and transport networks, we’re advancing connectivity to secure a brighter world.

For more information, visit www.nokia.com.

Media inquiries

Nokia Communications
Maria Vaismaa, VP Communications
Phone: +358 10 448 4900
Email: press.services@nokia.com

Confidential	© 2026 Nokia

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Nokia Corporation, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 13, 2026	Nokia Corporation

	By:	/s/ Johanna Mandelin
	Name:	Johanna Mandelin
	Title:	Vice President, Corporate Legal